Form 20-F
period 2005-03-31
DAIICHI PHARMACEUTICAL CO LTD
filed 2005-09-12
CIK 1072980

As filed with the Securities and Exchange Commission on September 12, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as Amended, reporting

Financial Statements for the Fiscal Year Ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: [            ]

Daiichi Seiyaku Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Daiichi Pharmaceutical Co., Ltd.	Japan
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

14-10, Nihonbashi 3-chome

Chuo-ku, Tokyo 103-8234

Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock of Daiichi Sankyo Company, Limited, without par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: None (approximately 268,404,023 shares of common stock of Daiichi Pharmaceutical Co., Ltd. as of March 31, 2005 will be exchanged for approximately 311,080,263 shares of common stock of Daiichi Sankyo Company, Limited as of September 28, 2005).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

EXPLANATORY NOTE

On June 29, 2005, the general meetings of shareholders of Daiichi Pharmaceutical Co., Ltd., or Daiichi, and Sankyo Company, Limited, or Sankyo, approved the terms of a joint share transfer between Daiichi and Sankyo through which each company will become a wholly-owned subsidiary of a newly-formed holding company, Daiichi Sankyo Company, Limited, or Daiichi Sankyo, upon the consummation of the joint share transfer on September 28, 2005 and the resulting exchange of Daiichi Sankyo shares for Daiichi shares and Sankyo shares held by shareholders of Daiichi and Sankyo, respectively.

A detailed description of the joint share transfer is included in the registration statement on Form F-4 (SEC No. 333-125430) jointly filed with the Securities and Exchange Commission, or the Commission, by Daiichi and Sankyo on June 2, 2005.

Rule 15d-2 under the Securities and Exchange Act of 1934 provides generally that if a foreign private issuer files a registration statement under the Securities Act of 1933 which does not contain certified financial statements for the company’s last full fiscal year, then the company must, within the later of 90 days after the effective date of the registration statement or six months following the end of the company’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year.

The Form F-4 registration statement that we filed jointly with Sankyo did not contain the certified financial statements for our last full fiscal year. Therefore, as required by Rule 15d-2, we are hereby filing such certified financial statements with the Commission under cover of the facing page of an annual report on Form 20-F.

CONTROLS AND PROCEDURES

Our Chief Executive Officer, Kiyoshi Morita, and our principal accounting and financial officer, Tsutomu Une, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2005, the date of the end of the period covered by this report, and concluded that, as of such date, our disclosure controls and procedures were effective in alerting our management, including our Chief Executive Officer and our principal accounting and financial officer, on a timely basis to material information we are required to disclose in the reports we are required to file under the Exchange Act. There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1

Report of Independent Registered Public Accounting Firm

The Board of Directors

Daiichi Pharmaceutical Co., Ltd:

We have audited the consolidated financial statements of Daiichi Pharmaceutical Co., Ltd. (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daiichi Pharmaceutical Co., Ltd. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

August 29, 2005

DAIICHI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and 2005

	Millions of Yen
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	¥65,998	¥84,039
Time deposits	2,513	579
Investment securities	73,421	70,899
Trade receivables—
Notes	9,052	8,933
Accounts	74,866	78,830
Less – allowance for doubtful receivables	(256)	(51)
Inventories	37,682	39,616
Deferred income taxes, net	18,441	16,825
Other current assets	9,926	8,381

Total current assets	291,643	308,051

Property, plant and equipment, at cost:
Land	17,044	16,747
Buildings	142,656	143,146
Machinery and equipment	161,939	160,818
Construction in progress	1,221	6,006

	322,860	326,717
Less – accumulated depreciation and amortization	(214,221)	(221,483)

	108,639	105,234

Investment securities	105,895	98,293
Investments in and advances to affiliates	542	726
Goodwill	5,914	5,914
Other intangible assets, net	23,157	21,225
Deferred income taxes, net	7,675	2,758
Lease deposits and other assets	7,104	8,688

Total assets	¥550,569	¥550,889

	Millions of Yen
	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	¥2,036	¥1,860
Trade payables—
Notes	52	14
Accounts	31,778	33,851
Income taxes payable	9,963	7,868
Accrued expenses	32,234	32,904
Deposits received	2,418	2,179
Other current liabilities	672	512

Total current liabilities	79,153	79,188

Long-term debt, less current maturities	2,650	2,216
Accrued pension and severance costs	38,140	21,967
Deferred income taxes	2,657	1,941
Other noncurrent liabilities	1,247	1,054

Total liabilities	123,847	106,366

Minority interests	4,316	1,112
Commitments and contingencies

Shareholders’ equity:
Common stock;
Authorized – 789,000,000 shares
Issued – 286,453,235 shares; and outstanding — 269,700,226 shares in 2004 and 268,404,023 shares in 2005	45,247	45,247
Capital surplus	49,958	50,334
Retained earnings	347,877	370,201
Accumulated other comprehensive income	15,724	16,497
Treasury stock at cost – 16,753,009 shares in 2004 and 18,049,212 shares in 2005	(36,400)	(38,868)

Total shareholders’ equity	422,406	443,411

Total liabilities and stockholders’ equity	¥550,569	¥550,889

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DAIICHI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended March 31, 2003, 2004, and 2005

	Millions of Yen
	2003	2004	2005
Net Sales	¥321,926	¥322,977	¥324,860

Cost and expense:
Cost of sales	106,955	106,475	102,002
Selling, general and administrative expenses	106,859	107,869	114,161
Research and development expense	55,505	59,718	58,934

Operating income	52,607	48,915	49,763

Other income (expense):
Interest and dividend income	1,634	1,211	1,474
Interest expense	(223)	(190)	(182)
Foreign currency exchange (loss) gain, net	(401)	(677)	399
(Loss) gain on investment securities	(5,605)	1,554	50
Equity in losses of affiliates	(172)	(133)	(400)
Other income, net	218	382	1,288

Income before income taxes and minority interests	48,058	51,062	52,392

Income taxes	22,634	21,812	23,327
Minority interests, net of tax	177	1,486	1,331

Net income	¥25,601	¥30,736	¥30,396

	Yen
	2003	2004	2005
Per share of common stock:
Basic:
Net income	¥92.25	¥112.79	¥113.22
Diluted:
Net income	92.25	112.79	113.19
Cash dividends per share	30.00	30.00	30.00

The accompanying notes to consolidated financial statements are an integral part of these statements.

DAIICHI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

For the Years Ended March 31, 2003, 2004, and 2005

	Millions of Yen
	2003	2004	2005
Common stock:
Beginning balance	¥45,247	¥45,247	¥45,247

Ending balance	¥45,247	¥45,247	¥45,247

Capital surplus:
Beginning balance	¥49,492	¥49,797	¥49,958
Stock option transactions	305	161	207
Issuance of treasury stock in exchange for subsidiary’s stock; 826,560 shares in 2005	—	—	169

Ending balance	¥49,797	¥49,958	¥50,334

Retained earnings:
Beginning balance	¥307,835	¥325,359	¥347,877
Net income for the year	25,601	30,736	30,396
Dividends paid	(8,034)	(8,218)	(8,072)
Issuance of treasury stock in exchange for subsidiary’s stock; 1,331,886 shares in 2003	(43)	—	—

Ending balance	¥325,359	¥347,877	¥370,201

Accumulated other comprehensive income:
Beginning balance	¥8,859	¥3,502	¥15,724
Other comprehensive (loss) income, net of tax	(5,357)	12,222	773

Ending balance	¥3,502	¥15,724	¥16,497

Treasury stock:
Beginning balance	¥(25,405)	¥(26,186)	¥(36,400)
Purchases of treasury stock; 2,515,896 shares in 2003, 5,509,632 shares in 2004, and 2,122,763 shares in 2005	(4,145)	(10,214)	(4,263)
Issuance of treasury stock in exchange for subsidiary’s stock; 1,331,886 shares in 2003 and 826,560 shares in 2005	3,364	—	1,795

Ending balance	¥(26,186)	¥(36,400)	¥(38,868)

Comprehensive income:
Net income for the year	¥25,601	¥30,736	¥30,396
Other comprehensive (loss) income for the year, net of tax	(5,357)	12,222	773

Total comprehensive income for the year	¥20,244	¥42,958	¥31,169

The accompanying notes to consolidated financial statements are an integral part of these statements.

DAIICHI PHARMACEUTICAL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen
	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥25,601	¥30,736	¥30,396
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	19,801	20,365	20,183
Equity in losses of affiliates	172	133	400
Deferred income taxes	(1,838)	(150)	5,492
(Gain) loss on disposals and sales of property, plant and equipment	(430)	(404)	426
Loss (gain) on investment securities	5,605	(1,554)	(50)
Change in operating assets and liabilities, net of effects of acquisition —
Decrease (increase) in trade receivables	154	6,111	(3,891)
Decrease (increase) in inventories	399	7,616	(1,885)
(Decrease) increase in trade payables	(4,327)	(3,076)	2,391
Decrease in income taxes payable and accrued expenses	(3,426)	(871)	(2,498)
Decrease in accrued pension and severance costs	(7,874)	(7,528)	(12,607)
Other, net	(1,999)	999	1,130

Net cash provided by operating activities	31,838	52,377	39,487

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	1,199	1,191	721
Capital expenditures	(13,207)	(15,151)	(15,979)
Payments for purchases of available-for-sale securities	(104,590)	(145,267)	(88,525)
Payments for purchases of held-to-maturity securities	(30,407)	(52,428)	(65,623)
Proceeds from sales and maturities of available-for-sale securities	136,768	148,616	104,205
Proceeds from maturities of held-to-maturity securities	28,090	31,482	58,420
Acquisition of new subsidiary, net of cash acquired	(19,445)	—	—
Decrease (increase) in time deposits	1,931	(3,939)	467
Advances to affiliates	(458)	(37)	(804)
Collections of advances to affiliates	3,814	55	145
Other, net	(197)	(176)	269

Net cash provided by (used in) investing activities	3,498	(35,654)	(6,704)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(2,003)	(2,332)	(2,401)
Decrease in short-term borrowings, net	(1,993)	—	—
Dividend payments	(8,034)	(8,218)	(8,072)
Payments for purchases of treasury stock	(4,145)	(10,214)	(4,263)
Other, net	(51)	(19)	(16)

Net cash used in financing activities	(16,226)	(20,783)	(14,752)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(511)	(208)	10

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,599	(4,268)	18,041
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,667	70,266	65,998

CASH AND CASH EQUIVALENTS AT END OF YEAR	¥70,266	¥65,998	¥84,039

The accompanying notes to consolidated financial statements are an integral part of these statements.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2003, 2004, and 2005

1. Business and Organization and Summary of Significant Accounting Policies

Business and Organization

DAIICHI PHARMACEUTICAL CO., LTD. (“Daiichi”), a research-based pharmaceutical company, was originally incorporated under the laws of Japan in 1915 as Arsemin Shokai, and was renamed Daiichi in 1918. Daiichi and its subsidiaries (collectively the “Company”) develops, manufactures, and markets a diversified line of innovative products that contribute to better human health throughout the world.

The Company’s business segments are comprised of the following five segments: Pharmaceuticals, Diagnostics, Consumer Healthcare, Fine Chemicals, and Other. The pharmaceuticals segment primarily consists of treatments for infectious and respiratory diseases, cardiovascular diseases, allergies, central nervous system disorders, cancer, dermatological disorders, gastrointestinal disorders, and in vivo imaging agents. The diagnostics segment primarily consists of in vitro diagnostics. The consumer healthcare segment includes self medications for hair growth, inflammatory analgesic, skin care, allergies, upper respiratory health and gastrointestinal health. The fine chemicals segment consists of fine chemical products and raw materials of pharmaceutical products. Others include veterinary and livestock feed products, service businesses such as real estate and travel agency.

In June 2004, the Company sold sales and distribution rights for veterinary and livestock feed products in Japan to Meiji Seika Co., Ltd. (“Meiji”), an unrelated third party, for ¥800 million. As a result, ¥800 million gain on sale of sales and distribution rights was recognized in the year ended March 31, 2005, and is included in other income, net in the accompanying consolidated statements of income. In this connection, the Company entered into a long-term product supply agreement with Meiji and continues its manufacturing of veterinary and livestock feed products at one of its domestic subsidiaries.

The Company conducts overseas business through subsidiaries located in 9 countries, including key countries such as the United States of America, United Kingdom, Germany and China. The manufacturing operations of the Company are conducted at plants in Japan, China and Taiwan.

For the year ended March 31, 2004, the Company’s sales to one major wholesaler accounted for approximately 11% of the Company’s net sales. Related accounts receivable from the wholesaler was ¥9,024 million at March 31, 2004. For the year ended March 31, 2005, the Company’s sales to three major wholesalers accounted for approximately 37% of the Company’s net sales. Related accounts receivable from these wholesalers were ¥34,345 million at March 31, 2005. Business Concentrations for the two periods were recorded principally in the pharmaceuticals segment. There was no single customer accounting for in excess of 10% of the Company’s net sales for the year ended March 31, 2003.

Merger with Sankyo Company, Limited

On May 13, 2005, Daiichi and Sankyo Company, Limited (“Sankyo”) executed the definitive joint share transfer agreement (“Agreement”) in which the two companies will combine and integrate their management and operations through the establishment of a joint holding company to be named Daiichi Sankyo Company, Ltd (“Daiichi Sankyo”) and will become wholly owned subsidiaries of Daiichi Sankyo on September 28, 2005. The Agreement was approved by the shareholders of both Daiichi and Sankyo at the respective annual meetings held on June 29, 2005. Under the Agreement, each share of Daiichi common stock will be exchanged for 1.159 shares of common stock of Daiichi Sankyo. In addition, the shareholders of Daiichi will receive ¥25 cash per share upon share transfer in lieu of an interim dividend otherwise payable to each shareholder of record as of September 30, 2005. The Agreement also requires that the board of directors of Daiichi cancel all of its treasury stock during the period from August 1, 2005 to September 26, 2005, and terminate its stock subscription right plans by September 26, 2005 (see Note 11).

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Summary of Significant Accounting Policies

(1) Basis of Presentation

Daiichi and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them to U.S. generally accepted accounting principles (“U.S. GAAP”).

(2) Basis of Consolidation and Investments in Affiliated Companies

The accompanying consolidated financial statements include the accounts of Daiichi and all subsidiaries of which Daiichi directly or indirectly owns more than 50% of the voting shares and, accordingly, is able to exercise control. All significant intercompany balances, transactions and profits have been eliminated. The fiscal year end of Daiichi and the majority of its consolidated subsidiaries is March 31, while the fiscal year end of certain foreign subsidiaries is December 31. Results of these foreign subsidiaries have been included in the consolidated financial statements based on their fiscal year.

The Company’s investments in affiliated companies, in which the Company owns between 20% and 50% of voting shares and has the ability to exercise significant influence over operating and financial policies of the investee, are accounted for by the equity method. The Company’s net income includes the Company’s equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities-an interpretation of ARB No. 51, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FIN No. 46, which was issued in January 2003. The adoption of FIN No. 46R did not have any impact on the Company’s financial position or results of operations as it presently does not have investments in variable interest entities.

(3) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of less than three months, including certificates of deposit.

(4) Accounts Receivable

The allowance for doubtful receivables is the Company’s estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based upon historical write-off experience, adjusted to reflect current economic conditions, and specific customer collection issues, for which it is concluded all amounts due will not be fully recovered. The Company reviews its allowance for doubtful receivables on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The Company offers cash discounts to certain customers who make cash payments on outstanding accounts receivable within a specified period. The Company records these cash discounts as a reduction of sales at the time of the related sales. The Company estimates the amount of cash discounts based on historical experience with customers.

(5) Investment securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities that requires all investment in debt securities and marketable equity securities to be classified as either trading, held-to-maturity or available-for-sale securities. Held-to-maturity securities are stated at amortized cost adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are stated at fair value with unrealized gains and losses excluded from earnings and such gains or losses are reported as a separate component of accumulated other comprehensive income, net of applicable taxes, until realized. Realized gains or losses on the sale of such securities are determined based on the moving-average cost. The Company owns no investments that are considered to be trading securities.

Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets. Held-to-maturity securities, which mature in one year are classified as current assets.

Held-to-maturity or available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. For debt securities classified as held-to-maturity, the Company evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other than temporary impairment.

(6) Inventories

Inventories are stated at the lower of cost or market, cost being determined principally by the weighted-average method.

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is primarily computed using the declining-balance method over estimated useful lives ranging from 38 to 50 years for buildings and from 4 to 8 years for machinery and equipment.

The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2003, 2004, and 2005, amounted to ¥16,529 million, ¥17,147 million, and ¥16,184 million, respectively, which included amortization of capitalized lease equipment.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Certain leased machinery and equipment are accounted for as capital leases in accordance with SFAS No. 13, Accounting for Leases. The aggregated cost included in machinery and equipment and related accumulated amortization at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004	2005
Aggregate cost	¥9,219	¥9,169
Accumulated amortization	¥(4,617)	¥(5,161)

The Company adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, effective April 1, 2003. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company would also record a corresponding increase to the carrying amount of the related long-lived asset and depreciate that cost over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. The adoption of SFAS No. 143 did not have a material effect on the Company’s consolidated financial statements.

(8) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized costs associated with software systems for internal use, that have reached the application development stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use. Costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, principally over 5 years. The Company expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. The Company also expenses costs incurred for internal-use software in the post-implementation stage such as training costs.

(9) Impairment or Disposal of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by independent third party appraisal, projected discounted cash flow or other valuation techniques as appropriate. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

(10) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, this determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount including allocated goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company performs its annual impairment test on each year-end date. The Company has determined its reporting units to be principally the same as its operating segments.

(11) Retirement Plans

The Company has various defined benefit pension plans which are accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

In December 2003, the FASB issued SFAS No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106. SFAS No. 132R prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement became effective for fiscal years ending after December 15, 2003. The Company’s disclosures in Note 10 incorporate the requirements of SFAS No. 132R.

Plan settlements and curtailments are accounted for in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Company applies the consensus of the Emerging Issues Task Force (“EITF”) Issue 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities to the transfer of the substitutional portion of its employee benefit plan.

(12) Revenue Recognition

The Company recognizes revenue when products are delivered to the customer and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which occur upon receipt by the purchaser.

Daiichi offers volume-based discounts to certain customers. These programs are accounted for in accordance with the EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Total volume-based discounts amounted to ¥19,364 million, ¥20,418 million, and ¥21,572 million, for the years ended March 31, 2003, 2004, and 2005, respectively. Volume-based discounts are determined based on the cumulative level of the customer’s purchases from the Company within a program during a period of six months or less. The Company records such volume-based discounts as a reduction of sales at the time the related sales are recognized. The Company estimates the cost of the volume-based discounts based on historical experience with similar volume discount programs. Estimates of expected sales discounts are evaluated and adjusted periodically based on actual sales transactions and forecasts for the balance of the incentive period. The Company also provides volume-based discounts to certain customers based on such customer’s sell-through of certain products purchased from the Company. These volume discounts are recognized as a reduction of sales estimated based on historical experience.

The Company receives royalties from pharmaceutical companies and certain other third parties for use of certain patents and trade names. Royalties are determined based on the number of products sold at the predetermined royalty rates. Royalties are recognized in revenue on an accrual basis as earned.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

(13) Research and Development Expense

Research and development (“R&D”) expenses are expensed as incurred.

(14) Advertising Expenses

Advertising expenses are expensed as incurred and are included in the selling, general and administrative expense. Advertising expenses amounted to ¥3,919 million, ¥4,256 million, and ¥3,626 million for the years ended March 31, 2003, 2004, and 2005, respectively.

(15) Stock-based Compensation

The Company accounts for its stock-based compensation plans to directors and certain employees using the fair-value-based method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation.

(16) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(17) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain (loss) currently charged to income.

Assets and liabilities of foreign subsidiaries are translated into Japanese yen, the Company’s functional and reporting currency, at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

(18) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, Earnings per Share. Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

(19) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, intangibles and goodwill, valuation allowances for doubtful receivables, inventories and deferred income tax assets, fair value of stock based compensation, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

(20) Recent Accounting Pronouncements

In March 2004, the EITF reached a consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and non-marketable equity securities accounted for under the cost method. EITF Issue 03-1 developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued FASB Staff Position EITF 03-1-1 in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF Issue 03-1. The adoption of EITF Issue 03-1 is not expected to have a material effect on the Company’s consolidated results of operations and financial position. The new disclosure requirements under EITF Issue 03-1 remain effective and are reflected in Note 5.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43. This Statement amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on its consolidated financial statements.

SFAS No. 123 (revised 2004), Share-Based Payment, was issued in December 2004. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement, which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, was originally issued with implementation required for interim and annual period beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (“SEC”) amended the effective date to the beginning of the first fiscal year beginning after June 15, 2005. The Company plans to adopt the provisions of SFAS No. 123R effective April 1, 2006, and expects no material effect on its consolidated financial statements by the adoption of this Statement, since the Company has been expensing the fair market value of granted stock-based compensation awards pursuant to SFAS No. 123.

In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No.143. This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred-generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect the adoption of this Interpretation will have a material effect on its consolidated financial statements.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

(21) Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2003 and 2004 have been reclassified to conform with the 2005 presentation.

2. Acquisition

On December 27, 2002, the Company acquired 66% of the issued and outstanding shares of Suntory Pharma, Inc. for the total cash consideration of ¥20,067 million including direct acquisition costs. The acquired company was a non-public pharmaceutical manufacturer in Japan and a subsidiary of Suntory Co., Ltd. (“Suntory”) and renamed Daiichi Suntory Pharma Co., Ltd. (“DSP”) upon acquisition by the Company. The acquisition of DSP was made for the purpose of enhancing five product lines of the Company.

The Company used the purchase method of accounting to account for the acquisition of DSP and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of DSP based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥5,914 million was recorded as goodwill. Management of the Company believes that the growth potential of DSP contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of DSP have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the December 27, 2002 condensed balance sheet of DSP, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥5,893
Property, plant and equipment	7,384
Identifiable intangible assets	6,204
In-process research and development	858
Goodwill	5,914
Liabilities	(6,186)

¥20,067

Identifiable intangible assets of DSP include intangible assets related to acquired existing pharmaceutical products of ¥6,204 million, which are estimated to have a remaining useful life of 10 years. In-process research and development (“IPRD”) includes the value of products in the development stage that are not considered to have reached technological feasibility or to have alternative future use. Accordingly, IPRD of ¥858 million was charged to R&D expense in the consolidated statement of income upon consummation of the acquisition. Goodwill arising from the acquisition of DSP has all been allocated to the pharmaceuticals segment of the Company.

The following unaudited pro forma condensed consolidated results of operations for the Company are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed consolidated financial information does not purport to represent what the Company’s results of operations would actually have been if such transaction had in fact occurred on such date. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable.

Millions of Yen, except for per share data (unaudited)
2003
Net sales	¥326,926
Net income	22,101
Basic and diluted net income per share	79.63

In connection with the December 2002 acquisition of DSP, Daiichi has agreed to acquire the remaining 34% interests from Suntory in December 2005 for approximately ¥10,000 million.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

3. Investments in and Advances to Affiliates

At March 31, 2004 and 2005, Daiichi held investments in the equity method affiliates as follows:

	Description of business	Acquisition date	Ownership %
Sanofi Pasteur-Daiichi Vaccines Co., Ltd. (“SP-D VAC”, formerly, Aventis Pasteur-Daiichi Vaccines Co., Ltd.)	R&D of Pharmaceuticals	April 1987	50.0%
Sanofi-Synthelabo Daiichi Pharmaceuticals Co., Ltd. (“SDC”)	R&D of Pharmaceuticals	October 1989	49.0%
Neo-Morgan Laboratory Inc.	R&D of Pharmaceuticals	November 2002	22.7%
Vascular Craft Research Center Co., Ltd.	R&D of Pharmaceuticals	March 1989	20.8%
Fuji Sangyo Co., Ltd.	Nonlife Insurance Agent Business	January 1972	50.0%

Summarized combined financial information of the Company’s equity-method affiliates at March 31, 2004 and 2005 and for each of the years in the three-year period ended March 31, 2005, was as follows:

	Millions of Yen
	2003	2004	2005
Combined financial position:
Property and equipment, net		¥21	¥95
Other assets, net		332	802

Total assets		353	897
Debt		768	1,528
Other liabilities		271	824
Shareholders’ deficit		(686)	(1,455)

Total liabilities and equity		¥353	¥897

Combined operations:
Sales	¥168	¥184	¥259
Cost of sales	101	112	126
Selling, general and administrative expenses	417	409	1,092

Operating loss	(350)	(337)	(959)
Interest expense, net	(3)	(4)	(11)
Other, net	9	(4)	4

Net loss	¥(344)	¥(345)	¥(966)

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The Company enters into joint venture agreements with third parties to collaborate on certain product development initiatives. Non-controlling ownership interests acquired in investee companies are generally in the form of voting common stock through which the Company is able to exercise significant influence over the operations of the investee. The Company also provides from time to time financial liquidity to investees in the form of loans. These loans mainly carry a term of seven years and bear interest at a market rate. The loans are guaranteed as to repayment by the joint venture partners to the extent of their respective common stock ownership interests. The Company does not enter into commitments with its investee companies to provide funding or capital investment above and beyond the extent of its initial investment and funds advanced to date in the form of loans. Accordingly, the extent of the Company’s exposure due to non-performance by the investee company is limited to the then carrying value of its investment and the carrying value of loans not subject to guarantee.

The Company accounts for its investment in these joint venture agreements using the equity method of accounting. Equity in losses of the investee company is first recognized to the extent of the carrying value of the Company’s investment in common stock and then to reduce the carrying value of the loans to the extent not guaranteed.

The guaranteed portion of the loans are evaluated for recoverability by considering the financial position and credit worthiness of the guarantor.

Investments in and advances to affiliates and cumulative equity losses were as follows:

	Millions of Yen
	Investments			Advances
	Original Cost	Accumulated equity losses allocated to investments	Net Balance	Original Cost	Accumulated equity losses allocated to loans	Net Balance
2004:
SP-D VAC	¥300	¥(300)	¥—	¥830	¥(394)	¥436
SDC	49	(49)	—	94	(30)	64
Other	42	—	42	—	—	—

Total	¥391	¥(349)	¥42	¥924	¥(424)	¥500

2005:
SP-D VAC	¥300	¥(300)	¥—	¥708	¥(507)	¥201
SDC	49	(49)	—	800	(316)	484
Other	41	—	41	—	—	—

Total	¥390	¥(349)	¥41	¥1,508	¥(823)	¥685

4. Inventories

Inventories at March 31, 2004 and 2005, consisted of the following:

	Millions of Yen
	2004	2005
Finished products	¥18,367	¥21,617
Work in process	11,912	10,177
Raw materials and supplies	7,403	7,822

Total	¥37,682	¥39,616

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

5. Investment securities

Marketable and non-marketable investment securities as of March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004	2005
Available-for-sale securities	¥30,179	¥15,140
Held-to-maturity securities	43,242	55,759

Short-term investment securities	¥73,421	¥70,899

Available-for-sale securities	¥57,813	¥57,452
Held-to-maturity securities	44,406	36,951
Other investments	3,676	3,890

Long-term investment securities	¥105,895	¥98,293

Other investments consisted of non-marketable equity securities, which are carried at cost.

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type and class of security as of March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004				2005
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Debt securities
Money Management Fund	¥24,396	¥—	¥—	¥24,396	¥8,264	¥—	¥—	¥8,264
Investment in trust	3,784	1,865	—	5,649	3,809	1,891	—	5,700
Other	120	14	—	134	1,120	56	—	1,176
Equity securities	26,303	31,510	—	57,813	25,625	31,931	104	57,452

Total	¥54,603	¥33,389	¥—	¥87,992	¥38,818	¥33,878	¥104	¥72,592

	Millions of Yen
	2004				2005
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Held-to-maturity:
Debt securities
Japanese treasury bond	¥10	¥—	¥—	¥10	—	—	—	—
Corporate debt securities (See note 13)	87,638	123	70	87,691	88,710	160	119	88,751
Other	—	—	—	—	4,000	—	—	4,000

Total	¥87,648	¥123	¥70	¥87,701	¥92,710	¥160	¥119	¥92,751

Gross realized gains on sales of marketable and non-marketable investment securities for the years ended March 31, 2003, 2004, and 2005, amounted to ¥0 million, ¥1,584 million, and ¥353 million, respectively, and gross realized loss, which included the gross realized loss considered other than temporary, for the years ended March 31, 2003, 2004, and 2005, amounted to ¥5,605 million, ¥30 million, and ¥303 million, respectively. The cost of the securities sold was computed based on the moving-average cost of all the shares of each such securities held at the time of sale. Proceeds from the sales and maturities of available-for-sale and held-to-maturity securities for the years ended March 31, 2003, 2004, and 2005, were ¥164,858 million, ¥180,098 million, and ¥162,625 million, respectively.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Gross unrealized holding losses and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
2004:
Current:
Held-to-maturity:
Corporate debt securities	¥14,628	¥(6)	¥—	¥—
Noncurrent:
Held-to-maturity:
Corporate debt securities	¥11,110	¥(64)	¥—	¥—

Total	¥25,738	¥(70)	¥—	¥—

2005:
Current:
Held-to-maturity:
Corporate debt securities	¥16,535	¥(4)	¥—	¥—
Noncurrent:
Available-for-sale:
Equity securities	¥435	¥(104)	¥—	¥—
Held-to-maturity:
Corporate debt securities	¥8,905	¥(115)	¥—	¥—
Cost method investments	¥17	¥(134)	¥4	¥(1)

Total	¥25,892	¥(357)	¥4	¥(1)

Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at March 31, 2005:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Cost	Fair value	Cost	Fair value
Due within one year	¥11,442	¥12,980	¥55,759	¥55,760
Due after one through five years	1,751	2,160	22,960	22,968
Due after five through ten years	—	—	13,991	14,023
Due after ten years	—	—	—	—

Total	¥13,193	¥15,140	¥92,710	¥92,751

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥ 3,890 million at March 31, 2005. At March 31, 2005, investments with an aggregate cost of ¥2,000 million were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) the Company did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

6. Goodwill and Other Intangible Assets

At the adoption of SFAS No. 142 on April 1, 2002, the Company completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the findings of an independent appraiser, the Company concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

At March 31, 2004 and 2005, the Company performed its annual assessment of goodwill and intangible assets with an indefinite life and concluded that there was no impairment in the carrying value of such assets.

The changes in the carrying amount of goodwill in the pharmaceuticals segment for the years ended March 31, 2003, 2004, and 2005, were as follows:

Millions of Yen
Balance at April 1, 2002	¥—
Effect of acquisition of DSP	5,914

Balance at March 31, 2003	5,914

Balance at March 31, 2004	5,914

Balance at March 31, 2005	¥5,914

The information for intangible assets subject to amortization and for intangible assets not subject to amortization was as follows:

	Millions of Yen
	2004			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Sales and distribution rights	¥5,003	¥(1,564)	¥3,439	¥7,064	¥(1,945)	¥5,119
Developed technology	6,204	(775)	5,429	6,204	(1,395)	4,809
Patents/trademarks	5,340	(1,792)	3,548	5,338	(2,334)	3,004
Software	9,919	(3,393)	6,526	11,772	(4,539)	7,233
Other	487	(100)	387	473	(104)	369

Total	26,953	(7,624)	19,329	30,851	(10,317)	20,534

Other intangible assets not subject to amortization:
Minimum pension liability adjustment			3,706			568
Other			122			123

Total other intangible assets			¥23,157			¥21,225

Sales and distribution rights represent intangible assets related to various sales and distribution rights for pharmaceutical products acquired from the manufacturers of such products, and are being amortized over their respective contractual lives. Gross carrying amount of sales and distribution rights was increased for the year ended March 31, 2005, mainly due to an acquisition of additional distribution rights of Mobic, a non-steroidal anti-inflammatory drug launched in February 2001. The balance at March 31, 2005, primarily consisted of the exclusive distribution rights for Hamp, an acute heart failure agent, acquired in April 2003, and the exclusive distribution right for Mobic, both of which are being amortized over the contractual life of 10 years.

Developed technology represents intangible assets related to the acquisition of DSP in December 2002 which are being amortized over the estimated life of 10 years. (See note 2 )

Patents/trademarks primarily consist of a patent related to Evoxac, a muscarinic receptor agonist, acquired in September 2001, which is being amortized over the patent life of 11 years.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2003, 2004, and 2005, was ¥3,272 million, ¥3,218 million, and ¥3,999 million. The future amortization expense for each of the five years relating to intangible assets currently recorded in the consolidated balance sheets was estimated to be the following at March 31, 2005:

Millions of Yen
Year ending March 31,
2006	¥4,120
2007	3,911
2008	3,041
2009	2,724
2010	2,268

7. Impairment or Disposal of Long-Lived Assets

In July 2002, the Company made a decision to and then did vacate one of its R&D facilities as part of the restructuring of its biomedical business. As a result, the Company recorded an impairment charge of ¥89 million, as a component of selling, general and administrative expenses, in the fine chemicals segment for the year ended March 31, 2003. This impairment charge reduced the carrying value of the building and land to its estimated fair value of ¥111 million, which principally represented the fair value of the land, as the Company determined there was no future need for this R&D facility and there was no suitable alternative use for the facility.

In July 2003, the Company made a decision to and then did withdraw from certain manufacturing activities. As a result, the Company recorded an impairment charge of ¥44 million, as a component of selling, general and administrative expenses, in the pharmaceuticals segment for the year ended March 31, 2004. This impairment charge reduced the carrying value of the related equipment to its estimated fair value of ¥0 million as the Company determined there was no future need for this manufacturing equipment and there was no suitable alternative use for the equipment.

In February 2004, the Company made a decision to vacate one of its research and development (“R&D”) facilities in September 2004 as a part of its facilities’ integration plan. As a result, the Company revised estimates to reflect the use of the facility over its shortened useful life of 7 months. The Company recorded an additional depreciation expense of ¥837 million, as a component of R&D expense, and an impairment charge of ¥101 million, as a component of selling, general and administrative expenses, in the pharmaceuticals segment for the year ended March 31, 2005. This impairment charge reduced the carrying amount of land related to the facility to its estimated fair value, as determined based on a quoted market price.

8. Short-term Borrowings and Long-term Debt

a. Short-term Borrowings

The Company had unused committed lines of credit available for immediate borrowings with certain financial institutions amounting to ¥30,000 million at March 31, 2004 and 2005. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2003, 2004, and 2005, amounted to ¥45 million, ¥40 million, and ¥40 million, respectively, which were included in interest expense.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

b. Long-term Debt

A summary of long-term debt at March 31, 2004 and 2005, was as follows:

	Millions of Yen
	2004	2005
2.15% secured loans from Development Bank of Japan, due serially through 2006	¥35	¥17
Unsecured loans from commercial banks, due serially through 2016 with interest rates ranging from 5.9% to 6.15%	7	7
Capital lease obligations with interest rates ranging from 0.82% to 3.95%	4,644	4,052

Total long-term debt	4,686	4,076
Less: current maturities	(2,036)	(1,860)

Long-term debt, less current maturities	¥2,650	¥2,216

The aggregate annual maturities of long-term debt outstanding at March 31, 2005, were as follows:

Millions of Yen
Year ending March 31,
2006	¥1,860
2007	1,161
2008	626
2009	322
2010	103
Thereafter	4

Total	¥4,076

At March 31, 2005, the secured loans were secured by certain assets with net book value of ¥17 million.

As is customary in Japan, bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

9. Income Taxes

Daiichi and its domestic subsidiaries were subject to a national corporate tax rate of 30% and a local income tax rate of 12%, net of national tax benefit, which in the aggregate result in a statutory income tax rate of approximately 41.8% for the years ended March 31, 2003, and 2004. On March 24, 2003, the Japanese Diet approved amendments to the Local Tax Law, which reduced the standard tax rate for the income-based business tax, as well as added business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax was reduced to approximately 40.8% for the year ended March 31, 2005. Deferred tax assets and liabilities related to temporary differences that were expected to reverse in years beginning on or after April 1, 2004, were provided under the statutory rate of 40.8%. Foreign subsidiaries are subject to taxes of countries in which they operate.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Income before income taxes and minority interest (“income before income taxes”) and income tax expense for the years ended March 31, 2003, 2004, and 2005, consisted of the following:

	Millions of Yen
	2003	2004	2005
Income before income taxes:
Japan	¥48,648	¥52,686	¥52,818
Foreign	(590)	(1,624)	(426)

	¥48,058	¥51,062	¥52,392

Income taxes —Current:
Japan	¥23,654	¥21,856	¥17,987
Foreign	818	106	(152)

	¥24,472	¥21,962	¥17,835

Income taxes —Deferred:
Japan	¥(1,672)	¥256	¥4,595
Foreign	(166)	(406)	897

	¥(1,838)	¥(150)	¥5,492

Income taxes —Total:
Japan	¥21,982	¥22,112	¥22,582
Foreign	652	(300)	745

	¥22,634	¥21,812	¥23,327

The significant components of income taxes for the years ended March 31, 2003, 2004, and 2005, were as follows:

	Millions of Yen
	2003	2004	2005
Provision for income taxes	¥22,634	¥21,812	¥23,327
Shareholders’ equity:
Net unrealized (losses) gains on available-for-sale securities	(1,338)	9,141	220
Minimum pension liability adjustment	(1,474)	(202)	175

Total income taxes	¥19,822	¥30,751	¥23,722

Reconciliation of the differences between the statutory tax rates and the effective tax rates was as follows:

	2003	2004	2005
Statutory tax rate	41.8%	41.8%	40.8%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	5.0	4.5	4.2
Tax credit for research and development expense	(1.0)	(5.8)	(5.2)
Change in valuation allowance	(0.4)	0.6	4.7
Change in income tax rate	0.5	1.4	—
Other, net	1.2	0.2	0.0

Effective income tax rate	47.1%	42.7%	44.5%

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004	2005
Deferred tax assets:
Intangible assets	¥5,156	¥5,437
Accrued expenses	8,168	7,892
Accrued pension and severance costs	11,863	7,644
R&D expense not deducted for tax	6,837	5,471
Inventories	2,332	1,869
Net operating loss carryforwards	1,038	2,309
Property, plant and equipment	3,665	4,256
Other	6,230	5,593

Gross deferred tax assets	45,289	40,471
Less valuation allowance	(1,445)	(3,924)

Total deferred tax assets	43,844	36,547

Deferred tax liabilities:
Intangible assets	(2,199)	(1,951)
Property, plant and equipment	(3,250)	(3,221)
Investment securities	(13,605)	(13,733)
Other	(1,331)	—

Gross deferred tax liabilities	(20,385)	(18,905)

Net deferred tax assets	¥23,459	¥17,642

Net deferred income tax assets are recorded in the consolidated balance sheets as follows:

	Millions of Yen
	2004	2005
Deferred income tax assets:
Current assets	¥18,441	¥16,825
Noncurrent assets	7,675	2,758
Noncurrent liabilities	(2,657)	(1,941)

	¥23,459	¥17,642

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Based on the level of historical taxable income and projections for future taxable income over the periods in which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets, net of the existing valuation allowance, at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance for the years ended March 31, 2003, 2004, and 2005, were a decrease of ¥200 million, an increase of ¥327 million, and an increase of ¥2,479 million, respectively.

At March 31, 2005, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥2,547 million, because the Company currently does not intend to repatriate such earnings and believes no material additional tax would result should they be repatriated to Daiichi.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

At March 31, 2005, certain subsidiaries had net operating loss carryforwards aggregating approximately ¥6,051 million, which expire as follows:

Millions of yen
Year ending March 31,
2006	¥169
2007	211
2008	1,201
2009	514
2010	385
2011-2025	3,567
Indefinite periods	4

Total	¥6,051

10. Severance and Retirement Plans

Daiichi and certain of its domestic subsidiaries have various defined benefit pension plans covering substantially all of their employees. These plans include the domestic employee’s pension fund (“EPF”) plan and a tax qualified pension plan. These plans are funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years. The Company also has an unfunded lump-sum severance payment plan.

On April 1, 2002, the portion of the tax qualified pension plan applicable to retired employees, was settled through the purchase of non-participating annuity contracts. The remaining part of the plan, applicable to current employees, was combined with the EPF plan. As a result of this settlement, the related projected benefit obligations and plan assets were reduced by ¥5,944 million and ¥6,564 million, respectively, and a settlement loss of ¥620 million was recorded.

On January 1, 2005, Daiichi and certain of its domestic subsidiaries restructured their retirement benefit plans, from a combination of the EPF plan, tax-qualified pension plans and lump-sum benefit plans to a defined benefit corporate pension plan and a defined contribution plan covering the domestic group companies’ employees. As a result, the lump-sum benefit plans and a portion of the tax qualified pension plans were terminated and replaced by the group defined contribution plan. The Company has elected to fund the group defined contribution plan for employees’ past service over a four-year period. The total initial funding to the group defined contribution plan was determined based on each employee’s vested benefits in the predecessor plans at the time of the restructuring and amounted to ¥10,528 million, of which ¥6,744 million was unpaid as of March 31, 2005 and is included in accrued pension and severance costs. A curtailment gain of ¥4,423, was recognized for the year ended March 31, 2005, which was comprised of the unrecognized prior service costs at the time of the restructuring of the predecessor defined benefit plans and the difference between the amount of benefit obligations eliminated and the funding requirement to the group defined contribution plan to the extent such a gain exceeded any unrecognized net loss. A settlement loss from the remaining unrecognized net loss is being recognized based on the proportion of funding made to the total funding requirement. The settlement loss recognized during the year ended March 31, 2005 was ¥32 million. The Company anticipates making additional funding of ¥2,254 million, ¥2,254 million and ¥2,236 million during the years ending March 31, 2006, 2007, and 2008, respectively, which will result in the recognition of an aggregate settlement loss of ¥95 million.

During the year ended March 31, 2005, the amount of Company contributions made, exclusive of the initial funding discussed above, to the defined contribution plans and charged to expense was ¥204 million.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Net periodic cost of the Company’s defined benefit plans for the years ended March 31, 2003, 2004, and 2005, consisted of as follows:

	Millions of Yen
	2003	2004	2005
Service cost–benefits earned during the year	¥3,740	¥4,345	¥4,004
Interest cost on projected benefit obligations	2,818	2,680	2,595
Expected return on plan assets	(2,179)	(1,559)	(2,089)
Recognized actuarial loss	—	330	429
Amortization of unrecognized prior service cost	—	(74)	(41)
Amortization of transition obligations	747	747	726
Settlement loss	620	—	32
Curtailment gain	—	—	(4,423)
Special one-time termination benefits	—	—	7,316

Net periodic cost	¥5,746	¥6,469	¥8,549

In accordance with the provision of SFAS No. 87, the Company has recorded a minimum pension liability ¥7,818 million and ¥4,251 million at March 31, 2004 and 2005, respectively. This liability represents the excess of the accumulated benefit obligations over the fair value of plan assets and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior year service cost plus transition obligation, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets of the Company is as follows:

	Millions of Yen
	2004	2005
Change in benefit obligation:
Benefit obligation, beginning of year	¥108,839	¥121,217
Service cost	4,345	4,004
Interest cost	2,680	2,595
Actuarial loss	9,178	296
Plan amendment	—	(2,693)
Plan participants’ contribution	551	106
Plan curtailment	—	(5,713)
Benefits paid	(4,376)	(3,688)

Benefit obligation, end of year	¥121,217	¥116,124

Change in plan assets:
Fair value of plan assets, beginning of year	¥58,135	¥74,845
Actual return on plan assets	6,792	2,351
Employer contribution	12,423	9,259
Plan participants’ contribution	551	92
Transfer to the group defined contribution plan	—	(358)
Benefits paid	(3,056)	(2,992)

Fair value of plan assets, end of year	74,845	83,197

Funded status	(46,372)	(32,927)
Unrecognized actuarial loss	19,070	16,840
Unrecognized prior service cost	(1,096)	568
Transition obligation	747	—

Net amount recognized	¥(27,651)	¥(15,519)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance costs	¥(35,469)	¥(19,770)
Intangible asset	3,706	568
Accumulated other comprehensive income	4,112	3,683

Net amount recognized	¥(27,651)	¥(15,519)

Information for pension plans with an accumulated benefit obligation in excess of plan assets at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004	2005
Projected benefit obligation	¥121,217	¥116,124
Accumulated benefit obligation	106,671	102,189
Fair value of plan assets	74,845	83,197

There were no pension plans with plan assets in excess of an accumulated benefit obligation at March 31, 2004 and 2005.

The measurement date used to determine pension benefit obligations was March 31.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005, were as follows:

	2004	2005
Weighted-average assumptions:
Discount rate	2.0%	2.0%
Assumed rate of increase in future compensation levels	4.7%	5.7%

Weighted-average assumptions used to determine net periodic pension cost for the years ended March 31, 2003, 2004, and 2005, were as follows:

	2003	2004	2005
Weighted-average assumptions:
Discount rate	3.0%	2.5%	2.0%
Assumed rate of increase in future compensation levels	4.7%	4.7%	4.7%
Expected long-term rate of return on plan assets	4.5%	3.0%	3.0%

Daiichi determines the expected long-term rate of return based on the expected long-term return of the various assets categories in which it invests. Daiichi considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for Daiichi and its domestic subsidiaries as of March 31, 2004 and 2005 by asset category were as follows:

	2004	2005
Asset Category:
Equity securities	28.7%	31.9%
Debt securities	42.8%	46.4%
Life insurance company general accounts	14.1%	6.6%
Cash and other investments	14.4%	15.1%

	100.0%	100.0%

Daiichi’s investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Daiichi addresses diversification by the use of domestic and international equity securities and domestic and international debt securities in order to secure stable return on plan assets subject to specific risk management policies. Daiichi evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. Daiichi revises the portfolio formulation based on the result of its annual assessment.

Daiichi and its subsidiaries expect to contribute ¥2,590 million to their defined benefit plans in the year ending March 31, 2006.

The benefits expected to be paid in each of the next five years and, in the aggregate, for the five years thereafter which reflect estimated future employee service were as follows:

Millions of Yen
Year ending March 31,
2006	¥1,483
2007	1,894
2008	2,161
2009	2,234
2010	2,565
2011-2015	13,411

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

In addition to the defined benefit plan described in preceding paragraphs, Daiichi and certain of its subsidiaries have accrued a liability for retirement benefits for their directors and corporate statutory auditors in the amount of ¥2,671 million and ¥2,197 million at March 31, 2004 and 2005, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

Retirement benefits to directors and corporate statutory auditors of the Company are calculated based on a multiple of such directors’ and statutory auditors’ compensation in the year of retirement.

Under the unfunded plans described in the preceding paragraph, the amounts required if all directors and corporate statutory auditors had voluntarily terminated their employment at each balance sheet date are fully accrued. The payments to directors and corporate statutory auditors are subject to shareholders’ approval.

Effective April 1, 2005, the Company implemented a reorganization plan in which certain employees of Daiichi and certain domestic subsidiaries were legally terminated and rehired by a newly established wholly-owned subsidiary, Daiichi Pharmatech Co., Ltd. In this connection, special one-time termination benefits in the amount of ¥7,316 million were paid-out to those affected employees in March 2005, and are included in selling, general and administrative expenses during the year ended March 31, 2005.

The domestic EPF plan was comprised of (1) a corporate defined benefit portion established by Daiichi and (2) a substitutional portion based on benefits prescribed by the government (similar to social security benefits in the United States of America). Daiichi had been exempted from contributing to the Japanese Pension Insurance (“JPI”) program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through an EPF arrangement. The plan assets of the EPF were invested and managed as a single portfolio for the entire EPF and were not separately attributed to the substitutional and corporate portions. In June 2001, the Contributed Benefit Pension Plan law was newly enacted and permitted an employer to elect to transfer the entire substitutional portion benefit obligation from the EPF to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to JPI, and the Japanese government would be responsible for all benefit payments. The corporate portion of the EPF would continue to exist exclusively as a corporate defined benefit pension plan.

Pursuant to the new law, Daiichi received an approval of exemption from the Minister of Health, Labor and Welfare, effective January 2004, from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. Daiichi received the government approval of exemption from the obligation for benefits related to past employee service in January 2005 with respect to the substitutional portion of its domestic contributory plan. Daiichi accounts for the transfer in accordance with EITF Issue 03-2. As specified in EITF Issue 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88. Accordingly, there was no effect on the Company’s consolidated financial statements for the year ended March 31, 2005.

The Company completed the transfer of the plan assets related to the substitutional portion to the government on May 30, 2005. The aggregate effect of this separation was a net settlement gain of ¥15,279 million, which included a subsidy in the amount of ¥16,060 million from the government for an amount equal to the difference between the benefit obligations settled excluding the previously accrued salary progression, and the assets required to be transferred. The Company will recognize this net gain in earnings for the year ending March 31, 2006.

11. Shareholders’ Equity

Dividends

The Japanese Commercial Code (the “Code”), as amended effective October 1, 2001, provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by a company be appropriated as a legal reserve. No further appropriation is required when the total combined amount of a company’s legal reserve and additional paid-in capital equal 25% of common stock. Legal reserves included in retained earnings at March 31 2005 were ¥8,306 million, and are restricted from being used as dividend.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The amount of retained earnings available for dividends under the Code is based on the retained earnings in Daiichi’s non-consolidated financial statements prepared in accordance with Japanese GAAP and amounted to ¥294,929 million at March 31, 2005.

At the general shareholders’ meeting on June 29, 2005, a cash dividend (¥25 per share) on the common stock totaling ¥6,710 million was approved, and will be reflected in the consolidated financial statements for the year ending March 31, 2006.

Stock-based Compensation Plan

As of March 31, 2005, Daiichi maintained five share subscription rights plans (the “2000-2004 Plans”) for the purpose of granting stock options to the directors, corporate executive officers and selected employees of Daiichi, pursuant to the Code. Pursuant to these plans, all of which were approved by the board of directors and shareholders of Daiichi, Daiichi may grant subscription rights exercisable for an aggregate of up to 2,198,000 shares at an exercise price ranging from ¥1,633 to ¥3,030 per share. All subscription rights were granted with an exercise price above the market value of Daiichi’s common stock on the dates of grant, expire 10 years from the date of grant, and are exercisable after two years from the date of grant. None of the granted subscription rights have been exercised or have expired as of March 31, 2005. Under the 2000-2004 Plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. No such adjustments have been made to date.

The Company uses the fair-value based method prescribed by SFAS No. 123 to account for the Company’s share subscription plans. The compensation cost is measured based on a fair value of such options on the grant dates and is recognized in earnings equally over the vesting period of two years. The following table summarizes information about stock option activity for the years ended March 31, 2003, 2004, and 2005:

	Shares	Weighted average exercise price	Weighted average remaining life	Exercise price
				Low	High
Outstanding at March 31, 2002	1,001,000	¥2,873	8.68	¥2,755	¥3,030
Granted	409,000	2,388	10.00	2,388	2,388
Exercised	—	—	—	—	—
Canceled or Expired	—	—	—	—	—

Outstanding at March 31, 2003	1,410,000	2,718	8.14	2,388	3,030
Granted	432,000	1,633	10.00	1,633	1,633
Exercised	—	—	—	—	—
Canceled or Expired	—	—	—	—	—

Outstanding at March 31, 2004	1,842,000	2,464	7.63	1,633	3,030
Granted	356,000	1,993	10.00	1,993	1,993
Exercised	—	—	—	—	—
Canceled or Expired	—	—	—	—	—

Outstanding at March 31, 2005	2,198,000	¥2,387	7.06	¥1,633	¥3,030

Exercisable at March 31, 2004	1,001,000	2,873	6.68	2,755	3,030
Exercisable at March 31, 2005	1,410,000	2,718	6.14	2,338	3,030

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The table below summarizes information concerning options outstanding under the plans at March 31, 2005:

	Outstanding			Exercisable
Range of exercise prices	Shares	Weighted average remaining life	Weighted average exercise price	Shares	Weighted average exercise price
¥1,000 – ¥1,999	788,000	8.70	¥1,796	—	¥—
2,000 – 2,999	979,000	6.09	2,581	979,000	2,581
3,000 – 3,999	431,000	6.25	3,030	431,000	3,030

Total	2,198,000			1,410,000

Total compensation cost recognized in the consolidated statements of income was ¥306 million, ¥161 million, and ¥207 million, respectively, for the years ended March 31, 2003, 2004, and 2005. The weighted average grant-date fair value of options granted during the years ended March 31, 2003, 2004, and 2005, together with significant assumptions used to estimate such fair values, were as follows:

	2003	2004	2005
Weighted average fair value per share at grant date	¥530	¥326	¥507
Expected life	10 years	10 years	10 years
Risk-free rate	1.32%	0.82%	1.78%
Expected volatility	24.67%	24.64%	24.50%
Expected dividend yield	1.40%	1.90%	1.50%

Weighted-average grant-date fair values and weighted-average exercise prices for options granted during the years ended March 31, 2003, 2004, and 2005, whose exercise price exceeded the market price of Daiichi’s common stock on the grant date was as follows:

	2003	2004	2005
Grant-date fair value per share	¥530	¥326	¥507
Exercise price	¥2,338	¥1,633	¥1,993

Subsequent to year-end, on May 25, 2005, Daiichi, in connection with the joint share transfer agreement with Sankyo Company, Limited (see Note 1), amended the exercise periods of its stock subscription right agreements with current and former directors and employees, under which all outstanding stock options will be terminated as of August 31, 2005. This amendment effectively shortened the original exercise periods of all options to August 31, 2005. In addition, for non-vested 2003 and 2004 Plan options, the vesting date of the awards was accelerated to June 30, 2005. All other principal plan provisions, including exercise prices, remain unchanged. The Company accounted for this amendment as a plan modification in accordance with SFAS No. 123. The plan modification for the vested options did not result in an additional compensation cost to be recognized, while an acceleration of vesting for the non-vested stock options resulted in immediate recognition of unrecognized compensation costs of ¥90 million as of the new vesting date of June 30, 2005, which will be recognized in earning in the year ending March 31, 2006.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

12. Comprehensive Income

Accumulated other comprehensive income at March 31, 2003, 2004, and 2005, was as follows:

	Millions of Yen
	2003	2004	2005
Foreign currency translation adjustments:
Balance, beginning of year	¥786	¥(569)	¥(1,524)
Adjustments for the year	(1,355)	(955)	216

Balance, end of year	¥(569)	¥(1,524)	¥(1,308)

Net unrealized gains on available-for-sale securities:
Balance, beginning of year	¥8,073	¥6,213	¥19,684
Adjustments for the year	(1,860)	13,471	303

Balance, end of year	¥6,213	¥19,684	¥19,987

Minimum pension liability adjustment:
Balance, beginning of year	¥—	¥(2,142)	¥(2,436)
Adjustments for the year	(2,142)	(294)	254

Balance, end of year	¥(2,142)	¥(2,436)	¥(2,182)

Total accumulated other comprehensive income:
Balance, beginning of year	¥8,859	¥3,502	¥15,724
Adjustments for the year	(5,357)	12,222	773

Balance, end of year	¥3,502	¥15,724	¥16,497

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Tax effects allocated to each component of other comprehensive income (loss) and adjustments were as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003
Foreign currency translation adjustments	¥(1,355)	¥—	¥(1,355)
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(8,802)	3,682	(5,120)
Less: reclassification adjustment included in net income	5,604	(2,344)	3,260

Net unrealized losses	(3,198)	1,338	(1,860)
Minimum pension liability adjustment	(3,616)	1,474	(2,142)

Other comprehensive income	¥(8,169)	¥2,812	¥(5,357)

2004
Foreign currency translation adjustments	¥(955)	¥—	¥(955)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	24,166	(9,775)	14,391
Less: reclassification adjustment included in net income	(1,554)	634	(920)

Net unrealized gains	22,612	(9,141)	13,471
Minimum pension liability adjustment	(496)	202	(294)

Other comprehensive income	¥21,161	¥(8,939)	¥12,222

2005
Foreign currency translation adjustments	¥216	¥—	¥216
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	492	(208)	284
Less: reclassification adjustment included in net income	31	(12)	19

Net unrealized gains	523	(220)	303
Minimum pension liability adjustment	429	(175)	254

Other comprehensive income	¥1,168	¥(395)	¥773

13. Derivatives

The Company operates internationally and is exposed to foreign currency risks related to selling products and purchasing materials in currencies other than Japanese yen in foreign markets. Daiichi uses foreign exchange forward contracts and foreign currency options with terms up to 6 months to reduce its exposure in foreign currency risks. The aggregate notional amounts of foreign exchange forward contracts outstanding at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004	2005
Foreign exchange forward contracts:
To sell foreign currencies	¥1,097	¥3,175

Daiichi does not designate foreign exchange forward contracts as hedges. There were no outstanding foreign currency option contracts at March 31, 2004 and 2005. Realized and unrealized gains or losses on foreign exchange forward contracts and foreign currency options are included in foreign currency gain (loss), net in the accompanying consolidated statements of income.

Daiichi has certain debt securities with embedded derivatives. The changes in fair value of the embedded derivatives and the interest yield on the debt securities are not clearly and closely related. Accordingly, the embedded derivatives were separated from the host contracts and accounted for as separate derivative financial instruments and recorded on Daiichi’s balance sheets at fair value with the changes in fair value recorded immediately in earnings. Unrealized gains of ¥50 million, ¥165 million, and ¥293 million for the years ended March 31, 2003, 2004, and 2005, respectively, were recorded in earnings and included in other income, net. The debt securities host contracts are classified as held-to-maturity securities in accordance with SFAS No.115 and are stated at amortized cost. The carrying amounts of these debt host securities were ¥14,000 million and ¥6,000 million as of March 31, 2005 and 2006, respectively.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

14. Fair Value of Financial Instruments

The Company estimates fair value of financial instruments based on the following methodologies:

Cash and cash equivalents, Time deposits, Trade receivables, Trade payables, Accrued expenses, Deposit received

The carrying amount approximates fair value because of the short maturity of these instruments.

Investment securities and other investments

The fair values of the Company’s investments in marketable securities are based on quoted market prices.

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value can not be made without incurring excessive costs, accordingly, these investments are carried at cost.

Advances to affiliates

The carrying amount of advances to affiliates were determined to be reasonable estimates of their fair value because interest rates are based on floating rates, which could be repriced within short-term periods.

Long-term debt

The fair values of the Company’s long-term debt instruments are the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivatives

The fair values of derivatives are used for purposes other than trading, are estimated by obtaining quotes from brokers.

Guarantees

Fair value of guarantee is calculated based on the market price of guarantee cost which is applicable to the balance and periods of employees’ housing loan.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The estimated fair values of the Company’s financial instruments at March 31, 2004 and 2005, were as follows:

	Millions of Yen
	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Marketable and investment securities	¥179,316	¥179,369	¥169,192	¥169,233
Long-term debt, including current maturities	(4,686)	(4,689)	(4,076)	(4,079)
Derivatives:
Foreign exchange forward contracts:
Assets	16	16	2	2
Liabilities	—	—	(31)	(31)
Equity indexed interest contracts	(529)	(529)	(236)	(236)
Guarantees	—	(35)	—	(28)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	2003	2004	2005
Cash paid during the year for:
Interest	¥70	¥57	¥58
Income taxes	27,478	23,038	19,212
Cash acquisitions of new subsidiary:
Fair value of assets acquired, net of cash acquired	24,813	—	—
Liabilities assumed	(7,568)	—	—
Goodwill	5,914	—	—
Minority interest	(3,714)	—	—
Cash paid, net of cash acquired	19,445	—	—
Property acquired under capital leases during the year	1,604	2,565	1,795

16. Segment Information

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

a. Operations in Business Segments

The Company operates on a worldwide basis within the business segments as described in Note 1, Business and Organization.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The following table summarizes net sales, operating income (loss), total assets, depreciation and amortization and capital expenditures by business segment which are the primary measures used by the Company’s chief operating decision maker to measure the Company’s operating results and to measure segment profitability and performance. This information is derived from the Company’s management reports which have been prepared based on Japanese GAAP.

Year Ended March 31, 2003	Pharmaceuticals	Diagnostics	Consumer Healthcare	Fine Chemicals	Others	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net sales:
Customers	¥275,023	¥14,258	¥9,620	¥15,793	¥7,317	¥—	¥322,011
Intersegment	1,051	27	—	9,210	1,332	(11,620)	—

Total	276,074	14,285	9,620	25,003	8,649	(11,620)	322,011
Operating expenses	218,623	13,083	10,452	24,110	8,387	(5,280)	269,375

Operating income (loss)	¥57,451	¥1,202	¥(832)	¥893	¥262	¥(6,340)	¥52,636

Assets	¥298,714	¥11,339	¥8,069	¥29,198	¥14,949	¥150,115	¥512,384
Depreciation and amortization	13,860	322	166	1,751	702	142	16,943
Capital expenditures	6,805	273	149	2,096	1,908	27	11,258

Year Ended March 31, 2004	Pharmaceuticals	Diagnostics	Consumer Healthcare	Fine Chemicals	Others	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net sales:
Customers	¥276,908	¥14,497	¥8,774	¥15,117	¥7,471	¥—	¥322,767
Intersegment	1,388	26	—	6,592	1,373	(9,379)	—

Total	278,296	14,523	8,774	21,709	8,844	(9,379)	322,767
Operating expenses	226,193	13,592	10,911	21,816	8,285	(4,145)	276,652

Operating income (loss)	¥52,103	¥931	¥(2,137)	¥(107)	¥559	¥(5,234)	¥46,115

Assets	¥265,546	¥11,024	¥6,110	¥25,352	¥14,803	¥198,974	¥521,809
Depreciation and amortization	14,282	322	151	1,777	761	73	17,366
Capital expenditures	10,209	366	113	533	1,027	66	12,314

Year Ended March 31, 2005	Pharmaceuticals	Diagnostics	Consumer Healthcare	Fine Chemicals	Others	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net sales:
Customers	¥283,088	¥15,673	¥10,230	¥14,357	¥5,186	¥—	¥328,534
Intersegment	1,292	50	—	6,583	1,442	(9,367)	—

Total	284,380	15,723	10,230	20,940	6,628	(9,367)	328,534
Operating expenses	225,146	14,191	10,267	20,496	5,903	(3,533)	272,470

Operating income (loss)	¥59,234	¥1,532	¥(37)	¥444	¥725	¥(5,834)	¥56,064

Assets	¥280,501	¥13,188	¥6,197	¥22,877	¥13,465	¥210,327	¥546,555
Depreciation and amortization	13,261	317	134	1,407	742	86	15,947
Capital expenditures	12,248	511	78	635	1,212	114	14,798

Intersegment sales primarily consist of sales of raw materials for prescription drugs from the fine chemicals segment to the pharmaceuticals segment and others. “Corporate and eliminations” primarily consists of administrative expenses of the Company, and eliminations of intersegment sales and profits on inventories.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in business combinations.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

The tables that follow present reconciliations of segment operating revenues, operating expenses, operating income, assets and depreciation and amortization from the management reports information shown above, to U.S. GAAP amounts included in the accompanying consolidated financial statements.

	Millions of Yen
Adjustments to reconcile segment net sales to U.S. GAAP net sales:	2003	2004	2005
Segment net sales	¥322,011	¥322,767	¥328,534
Revenue Recognition (1)	293	481	(3,300)
Other	(378)	(271)	(374)

Consolidated net sales under U.S. GAAP	¥321,926	¥322,977	¥324,860

	Millions of Yen
Adjustments to reconcile segment operating expenses to U.S. GAAP operating expenses:	2003	2004	2005
Segment operating expenses	¥269,375	¥276,652	¥272,470
Business combination (2)	1,073	1,314	999
Impairment of long-lived assets (3)	(1,111)	(1,551)	(303)
Severance and retirement plans (4)	246	(1,524)	(175)
Software development costs (5)	75	(366)	122
Other	(339)	(463)	1,984

Consolidated operating expenses under U.S. GAAP	¥269,319	¥274,062	¥275,097

	Millions of Yen
Adjustments to reconcile segment operating income to U.S. GAAP operating income:	2003	2004	2005
Segment operating income	¥52,636	¥46,115	¥56,064
Revenue recognition (1)	293	481	(3,300)
Business combination (2)	(1,073)	(1,314)	(999)
Impairment of long-lived assets (3)	1,111	1,551	303
Severance and retirement plans (4)	(246)	1,524	175
Software development costs (5)	(75)	366	(122)
Other	(39)	192	(2,358)

Consolidated operating income under U.S. GAAP	¥52,607	¥48,915	¥49,763

	Millions of Yen
Adjustments to reconcile segment assets to U.S. GAAP total assets:	2003	2004	2005
Segment assets	¥512,384	¥521,809	¥546,555
Business combination (2)	13,660	12,346	11,347
Impairment of long-lived assets (3)	(2,686)	(1,415)	(1,220)
Severance and retirement plans (4)	10,116	8,873	(10,255)
Software development costs (5)	2,907	3,124	3,050
Leases (6)	4,346	4,615	4,020
Other	(476)	1,217	(2,608)

Consolidated total assets under U.S. GAAP	¥540,251	¥550,569	¥550,889

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

	Millions of Yen
Adjustments to reconcile segment depreciation and amortization to U.S. GAAP depreciation and amortization:	2003	2004	2005
Segment depreciation and amortization	¥16,943	¥17,366	¥15,947
Business combination (2)	1,208	1,314	999
Impairment of long-lived assets (3)	(1,120)	(1,551)	(303)
Software development costs (5)	1,078	1,352	1,614
Leases (6)	1,953	2,194	2,368
Other	(261)	(310)	(442)

Consolidated depreciation and amortization under U.S. GAAP	¥19,801	¥20,365	¥20,183

	Millions of Yen
Adjustments to reconcile segment capital expenditures to U.S. GAAP capital expenditures:	2003	2004	2005
Segment capital expenditures	¥11,258	¥12,314	¥14,798
Software development costs (5)	986	1,718	1,785
Leases (6)	1,600	2,565	1,492

Consolidated capital expenditures under U.S. GAAP	¥13,844	¥16,597	¥18,075

Explanations of the significant reconciling items are as follows:

1) Revenue recognition

Under U.S. GAAP, royalty income is accrued based on an estimated amount of royalty earned during the period. Under Japanese GAAP, royalty income is recognized as it is reported by a licensee.

2) Business combination

Under U.S. GAAP, business combinations must be accounted for using the purchase method. The purchase price is allocated to the acquired tangible and identifiable intangible net assets based on their respective fair values. The excess amount over fair value of the net assets acquired is recorded as goodwill. Those tangible and identifiable intangible assets are depreciated or amortized over their useful lives unless the useful life is indefinite. Under Japanese GAAP, the entire excess of the cost over book values of the net assets acquired is recorded as goodwill and is amortized over a period determined by Daiichi.

3) Impairment of long-lived assets

Under U.S. GAAP, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the assets are considered to be impaired, an impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Under Japanese GAAP, an impairment of long-lived assets is recognized only in certain circumstances. Depreciation and amortization under U.S. GAAP become lower compared to the amounts recorded under Japanese GAAP in the periods subsequent to the recognition of an impairment loss.

4) Severance and retirement plans

Under both U.S. and Japanese GAAP, defined benefit plans are accounted for in a similar manner. However, certain adjustments are necessary due primarily to the difference in an amortization method of unrecognized actuarial gain and loss between U.S. and Japanese GAAP. In addition, under U.S. GAAP, a minimum pension liability is required to be recognized in shareholders’ equity to cover the amount, if any, of accumulated benefit obligations in excess of the fair value of pension plan assets.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

5) Software development costs

Under U.S. GAAP, costs associated with developing software systems for internal use are capitalized, once they reach the application development stage and meet recoverability tests. Capitalized software costs are amortized over an estimated useful life of the software. Under Japanese GAAP, the Company expenses costs associated with such software development as incurred.

6) Leases

U.S. GAAP requires that leases that transfer essentially all of the risks and rewards of ownership in the leased assets from the lessor to the lessee be capitalized. Under Japanese GAAP, the Company accounts for a lease agreement as an operating lease unless the lease agreement contains an ownership transfer provision or a bargain purchase option. The lease payments are charged to income as incurred.

b. Operations in Geographic Areas (based upon U.S. GAAP)

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net sales	¥305,214	¥21,102	¥4,338	¥4,300	¥334,954	¥(13,028)	¥321,926
Long-lived assets	142,528	961	53	5,601	149,143	—	149,143

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net sales	¥306,698	¥20,156	¥3,902	¥5,320	¥336,076	¥(13,099)	¥322,977
Long-lived assets	137,579	914	39	4,648	143,180	—	143,180

Year Ended March 31, 2005	Japan	Americas	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net sales	¥309,747	¥19,168	¥3,728	¥5,560	¥338,203	¥(13,343)	¥324,860
Long-lived assets	147,751	896	38	4,220	152,905	—	152,905

The Company’s long-lived assets consist of property, plant and equipment, goodwill, other intangible assets, lease deposits and certain other assets.

For the purpose of presenting its operations in geographic areas above, the Company attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

17. Commitments and Contingencies

Guarantees

At March 31, 2005, Daiichi and certain of its domestic subsidiaries were contingently liable as guarantor for loans to employees in the amount of ¥2,737 million. Daiichi will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligation. Guarantee agreements were entered into prior to December 31, 2002.

In addition, at March 31, 2005, Daiichi is contingently liable as guarantor for loans to SP-D VAC in the amount of ¥350 million in the event SP-D VAC is not able to fulfill the payment obligation.

Daiichi and certain of its domestic subsidiaries are contingently liable for trade notes receivable discounted with banks in the amount of ¥78 million at March 31, 2005, in the event certain customers are not able to fulfill their payment obligation.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Operating Lease

The Company recognized rent expense of ¥6,007 million, ¥5,697 million, and ¥6,074 million under cancelable and noncancelable operating lease agreements for offices, office equipment and automobiles for the years ended March 31, 2003, 2004, and 2005, respectively.

The Company leases office facilities and equipment under various noncancelable operating lease agreements. Future minimum lease payments under noncancelable operating leases as of March 31, 2005, were as follows:

Millions of Yen
Year ending March 31,
2006	¥700
2007	800
2008	679
2009	643
2010	495
Thereafter	4,229

Total	¥7,546

Legal Proceedings

In December 2004, the United States District Court for the Northern District of West Virginia ruled in favor of Daiichi and its U.S. licensee, Ortho-McNeil Pharmaceutical, Inc., (“Ortho-McNeil”) on their patent infringement action against generic drug manufacturer, Mylan Pharmaceuticals, Inc. The suit arose from the filing by Mylan of an Abbreviated New Drug Application, or ANDA filing, seeking FDA approval to release a generic version of Daiichi’s anti-infective, levofloxacin, marketed under the brand name Levaquin®. The court rejected each of Mylan’s five separate invalidity and unenforceability defenses. As a result of the decision, Mylan is enjoined from producing, importing or selling levofloxacin until Daiichi’s U.S. patent expires in 2010. Mylan has filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The appeal is in its earliest stages. Daiichi and Ortho-McNeil are also involved in four other similar lawsuits against other generic manufactures in the U.S. District Courts.

Daiichi and certain of its overseas subsidiaries have been involved in various legal proceedings, consisting mainly of anti-trust proceedings in connection with transactions involving principally calcium pantothenate (Vitamin B5) and Vitamin B6 in the United States of America, Canada, Europe and Korea. The anti-trust prosecutions were completed in the United States of America in October 1999, in Canada in March 2000, in Europe in November 2001 and Korea in April 2003, in which the Company was assessed total fines of approximately ¥5,583 million. The Company fully expensed these amounts prior to April 1, 2002. The Company is in the process of an appeal with the European Court of First Instance to reduce the approximately ¥2,700 million fine initially imposed by the European Commission.

In this connection, a number of civil complaints including class-action lawsuits have been filed against the Company. The Company has settled the majority of those complaints to date, resulting in aggregate settlement payments of approximately ¥7,500 million. Daiichi has accrued ¥295 million and ¥22 million as of March 31, 2004 and 2005, respectively, to settle the remaining civil proceedings, in which the Company’s portion of the plaintiffs’ damages claims was estimated to be at most approximately ¥22 million as of March 31, 2005.

The ultimate outcome of all remaining civil proceedings cannot reasonably be determined at this time. The Company believes, however, that resolution of the remaining civil proceedings will not have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations. The estimate of the potential impact from these legal proceedings could change materially in the near term as litigation is subject to inherent uncertainty.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. Daiichi had accrued ¥477 million and ¥172 million at March 31, 2004 and 2005, for environmental remediation and restoration costs related to its Osaka factory. The accrual will be adjusted as assessment and remediation efforts progress or as additional technical or legal information becomes available. The accruals are recorded at undiscounted amounts and are included in accrued expenses in the accompanying consolidated balance sheets.

In light of the environmental regulations regarding soil contamination that went into effect in Japan in February 2003, Daiichi undertook an environmental study in August 2003 which revealed an existence of volatile organic compounds (“VOC”) and arsenic concentrations in the soil and ground water at its Osaka factory. In February 2004, Daiichi started a remediation and restoration work including demolition and removal of certain structures, soil replacement and water cleaning beneath the Osaka factory. As a result of these operations, VOC and other substances have significantly been reduced. Daiichi intends to continue monitoring and remediation, including an installation of water purification wells, to remove the remaining substances in the soil and ground water. The following is a summary of activities in the Company’s accrued obligations for the environmental matter for the years ended March 31, 2003, 2004, and 2005:

	Millions of Yen
Environmental accrued obligations:	2003	2004	2005
Balance at beginning of year	¥—	¥—	¥477
Additional accruals	—	480	193
Charges against reserve	—	(3)	(498)

Balance at ending of year	¥—	¥477	¥172

Management is of opinion that the ultimate costs in excess of the amount accrued, if any, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is reasonably possible that a change in the estimate will occur in the near term as inherent uncertainties exist in these estimates.

Radioisotope Equipment and Facilities

One of Daiichi’s subsidiaries currently owns and operates radiation generating equipment called “Cyclotrons” to manufacture certain diagnostic drugs it markets. Under current regulations in Japan concerning prevention of radioactive hazards, the Company has no legal obligation to demolish and dispose of contaminated equipment and facilities after their useful lives. However, the Company will be required to maintain such facilities pursuant to the technical standards established by the regulations. The Company intends to keep its Cyclotrons and related facilities closed after their use for a sufficient period of time to allow the radioactive contamination to decrease to a normal level. Management has estimated such time periods range between ten to thirty years from the time a Cyclotron ceased its operation. The Company has not provided an accrual or an asset retirement obligation related to these Cyclotrons at March 31, 2003, 2004, and 2005 in the accompanying balance sheets. The Company believes the matter does not have a material effect on the Company’s future results of operations or financial position.

Daiichi Pharmaceutical Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

March 31, 2003, 2004, and 2005

18. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of Yen
	2003	2004	2005
Net income available to common shareholders	¥25,601	¥30,736	¥30,396

	Number of Shares (Thousand)
	2003	2004	2005
Weighted average common shares outstanding—basic	277,536	272,516	268,482
Dilutive effect of stock options	—	—	68

Weighted average common shares outstanding—diluted	277,536	272,516	268,550

	Yen
	2003	2004	2005
Net income per share:
Basic	¥92.25	¥112.79	¥113.22
Diluted	¥92.25	¥112.79	¥113.19

Schedule II. Valuation and Qualifying Accounts and Reserves

For the Years Ended March 31, 2003, 2004, and 2005

	(Millions of Yen)
Description	Balance at beginning of period	Additions		Deduction from reserves	Translation adjustment	Balance at end of period
		Charged to costs and expenses	Charged to other accounts
For the year ended March 31, 2003:
Allowance for doubtful receivables (1)-	(434)	—	—	117	—	(317)

For the year ended March 31, 2004:
Allowance for doubtful receivables (1)-	(317)	—	—	61	—	(256)

For the year ended March 31, 2005:
Allowance for doubtful receivables (1)-	(256)	—	—	205	—	(51)

Notes:

(1)	See Note 1(4) to Consolidated Financial Statements.

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign annual report on its behalf.

DAIICHI PHARMACEUTICAL CO., LTD.

By:	/s/ Kiyoshi Morita
Name:	Kiyoshi Morita
Title:	President and Chief Executive Officer

Date:	September 12, 2005

Exhibit Index

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934

Exhibit 12.2	Certification of Principal Financial Officer Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934

Exhibit 13.1	Certifications of Chief Executive Officer and Principal Financial Officer Pursuant to Rule 15d-14(b) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

A-1